August 7, 2007	News Release 07-12

SECOND QUARTER 2007 RESULTS AND CONFERENCE CALL

Vancouver, B.C. – Silver Standard Resources Inc. announces that it will issue a news release with its Second Quarter 2007 financial results on Friday, August 10, 2007.

A conference call with management to review Second Quarter 2007 results and project activities is scheduled on Friday, August 10, 2007 at 11:00 a.m. EDT.

Toll-free in North America: 1-866-400-3310
Toronto local and overseas: 1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 665164; local and overseas callers may telephone 1-416-915-1035, passcode 665164. The audio file will also be available on the company’s web site after August 10, 2007. (SSRI-FI)

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein. Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.